FRANK APP INC.

Generate detailed remodeling estimates automatically, on-site, and in minutes.

■ PITCH VIDEO ■ INVESTOR PANEL



frank-app.com/investors   Los Angeles CA   🐦 | Software | Technology | Infrastructure | Saas | Construction |

Highlights

1 💵 Frank has already raised $300k+ in pre-seed from contractors who believe in the product.

2 📈 Hundreds of contractors have already signed up to be "first to get Frank" + pre-sales have begun!

3 🎯 Huge untapped target market: Over 650k remodelers in US alone – a $450B industry.

4 🧠 Powered by a completely proprietary backend estimating logic built in-house, from the ground up.

5 🔧 Team includes pros from contracting, construction tech (Procore), and business consulting (BCG).
house, from the ground up.

5 🔧 Team includes pros from contracting, construction tech (Procore), and business consulting (BCG).

6 ✨ Our team has 30+ years in contracting, 20+ in software, and 5+ in construction tech.

Our Team



Zachary Schlossberg   CEO & Product Developer

Former renovation contractor turned software designer. Worked at Disney Imagineering, BCG DV. MS in Industrial Design, MBA.

Frank is founded by contractors. We know this space like the back of our hammer because we live in it. Frank was designed to solve real problems that contractors like us face everyday in trying to manage a complex business.



Dennis Ketcham   Head of Sales

Founding member and owner of two successful contracting companies. 20+ years in contracting and sales.



Zach Buchman   Head of Product

Former senior researcher at Procore, the world's most used construction software. BA from Stanford, MS in Industrial Design, MBA.



Clarice Rodriguez   Head of Design

Designer for top global brands including Coca-Cola and Autodesk. MS in Industrial Design, MBA.



Ryne Benson   Software Developer

Front end wizard with an eye for perfection and a family background in construction.

Frank - Automation meets Renovation.




0.0254
25%
135ft²
Contractors are overworked and the "business" side of their operations suffers.

The average contractor:

- Spends countless late nights at the office estimating potential projects.
- Can't tell which customers are serious.
- Loses projects because they take too long to submit a bid.

This all adds up to **$42,000 in unbillable hours estimating** each year.*
**Based on an industry average of $44/hour, 18 hours per week.*


Homeowners depend on contractor information to make decisions, but they struggle to get answers.
"How much?"
"Is that reasonable?"
"How long?"

Meanwhile, the average homeowner:

- Has no idea what tot expect in terms of prices and timeframes.

- Must schedule multiple in-home consults, with no results for weeks.

- Doesn't have the knowledge to evaluate what's reasonable.

In one of the biggest purchase moments of their lives, **homeowners are left in the dark.**


meet frank
Automated, on-site estimates.
Clarity and transparency – without the wait.

Frank uses automation to bring clarity and transparency to renovations, enabling contractors to create detailed estimates on-site, with the client, in just minutes.


HOW IT WORKS
Contractors are guided through proprietary, logic-driven questionnaires.
Cabinetry & Counters

On a phone or tablet, contractors are guided through proprietary, logic-driven questionnaires based on the project scope and the client's requests.

Contractors have been capturing project information manually for decades, but now Frank organizes all the data and turns it into something amazing.



Pricing, scheduling, item selections, site photos, and more in minutes.

With that information, Frank automatically produces a document with detailed pricing, labor hours needed, item selections, site photos, and more – all in just minutes.



CONTRACTOR GRADE DETAIL,
PROFESSIONAL GRADE PRESENTATION

The detail is incredible – complete enough for contractors to really use, and clear enough for homeowners to understand.



Now, homeowners have the pricing and knowledge they need, and contractors are done in minutes.



Frank Product Highlights_5min
from Frank App
frank
The smart remodeling software that
supercharges the estimating process.



04:59

The best way to really understand how Frank works is to see it in action. Check out the video above for a quick overview!



TRACTION & MARKET VALIDATION
250+
Contractors already on waitlist
$947k
Potential ARR in pipeline

We've demoed the product extensively, and we have more than 250 contractors on our waiting list who are eager to use Frank when it's launched – some have even pre-purchased seats.

All told, just this small group of initial companies represents nearly a million in ARR.

**These are forward-looking projections that cannot be guaranteed.*



REVENUE STREAMS
Contractor SaaS
Invoicing
"Job Won" Leads
Marketplace

In addition to our core **SaaS revenue**, Frank can unlock additional revenue streams through:

- **Invoicing:** Transaction fees on in-app project invoices.
- **"Job Won" Leads:** Eventually, homeowners will be able to generate their own initial ballparks using our project questionnaires, and we will sell those projects to qualified contractors in our network. *Unlike competitors, the completeness of our automation allows contractors to buy vetted job wins, not just leads.*
    - **Marketplace:** We will charge a commission on appliances, fixtures, and materials that contractors sell to homeowners in the app – right at the optimal purchase moment.

MARKET SIZE



82.8M
Homeowners
115k
Interior Design Firms
650k
Contracting Firms
68k
Architecture Firms
The renovation market is worth $450 billion annually – and growing.

In addition to contractors and homeowners, Frank has tested extremely well with Interior Designers and Architects.

This large market size with multiple revenue streams represents a truly massive opportunity.



Combined Revenue Projections
Lead Purchases
Appliance Commissions
Invoicing Features
Core Subscription
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
EXIT OPPORTUNITIES BY 2025-26
$206,069,211
$55.3M
$77.3M
2022
2023
2024
2025
2026

These are forward-looking projections that cannot be guaranteed.

Revenue Build Up



EXIT OPPORTUNITIES BY 2025-26

	2022	2023	2024	2025	2026
# Users	873	3,568	12,268	24,039	30,788
Saas ARPU $	$160	$182	$215	$240	$280
# Invoices	4,421	22,398	77,659	179,830	247,077
Transaction Fee $	$663,186	$4,567,630	$16,076,035	$40,978,288	$55,777,983
Affiliate Ad Conversions	--	6,090	38,582	$163,913	371,853
Affiliate $	--	$304,509	$1,929,124	$8,195,658	$18,592,661
# Leads Sold	--	--	53,587	227,657	774,694
Lead Gen Net $	--	--	$2,679,339	$13,659,429	$54,228,595
TOTAL $	**$1,134,304**	**$9,098,027,**	**$37,207,449**	**$108,365,286**	**$206,069,211**

With a small fraction of the renovation contractor market, Frank could achieve over $200M in ARR by year 5 and would be poised for a very strong exit as early as 2025.*

**These are forward-looking projections that cannot be guaranteed.*



RECENT EXITS IN CONTECH
IVY
$30-40M
houzz PRO
>$500M
$875M
$275M
AUTODESK
$1.2B
VIEWPOINT
PROCORE
Trimble

The construction tech industry has been undergoing major consolidation since 2018, and many analysts predict that this trend is just beginning to ramp up.



Recent exits in construction tech have gone for 6-8x revenue and $10-$15k per user.

At 1% market share (6,500 users, $30M ARR), Frank could command an exit value of $65M-180M at the low end and $97.5M-$240M at the high end.

This could occur by year 3 even with conservative projections.*

These are forward-looking projections that cannot be guaranteed.



Frank represents a huge advance over competitors for both contractors and homeowners.

For Contractors: Frank's estimate automation and instant lead qualification are in a league of their own. Competitors offer saved templates that still take substantial office time to fill out, meaning that it's still difficult for contractors to determine which clients have realistic budgets up front.

For Homeowners: Frank empowers homeowners to understand their specific project like no other tool. Line-by-line estimates, material and appliance comparisons, secure invoicing, and automated schedule estimates are all available – *instantly*.



Contractors trust other contractors, and we are already part of their community. Leveraging sources our target market trusts is the key advantage that will allow us to sell like no one else, and we already have a growing wait-list of hundreds of contractors who can't wait to use Frank.

- **Industry Groups:** Our preexisting relationships with BKBG, NAHB, and others have enabled unique co-marketing opportunities.
- **Free Trials & Referrals:** New contractors can try Frank for a month and get another free month for signing up friends.
- **Online & Influencer Marketing:** Frank is being actively featured by influencers with over 250k contractor followers.
- **Integrations with Adjacent Software:** Frank is building integrations with Quickbooks and Buildertrend to be seen by more contractors.


STRATEGIC ROADMAP
PHASE 1 | 2021-2022
Pro Contractor Tools
SAAS + INVOICING
PHASE 2 | 2023
Homeowner Tools
LEAD GENERATION
PHASE 3 | 2024+
Collaborative Tools
PORTAL & MARKET
We envision a world where contractors and homeowners are on the same page every step of the way, and where all tedious office work is automated.

To achieve our vision for the future of contracting, we will undertake 3 major phases.

- **Pro Contractor Tools:** Initially, our focus will be on solving efficiency and cash flow problems for contractors.
- **Homeowner Tools:** We will then introduce even more advanced tools for homeowners to test and automate new remodel plans using Frank's estimating engine. Then we will use our network of contractors to find them the perfect bid.
- **Collaborative Tools:** Ultimately, we want to be the space where homeowners, contractors, architects, and Designers come together to communicate about all aspects of the project in one place.


CORE TEAM
30+
years in construction
20+
years in software

We are a group of proven professionals with a unique blend of tech and construction knowledge.



OWNERSHIP & INVESTMENT
$300K+ raised
As of May 2021*
30%
30%
20%
10%
9%
1%

Frank has already raised more than $300k from experienced contractors who have used our prototype and understand that it's a game changer for the industry.



PHASE 1 MILESTONES
$300K+ Raised Pre-Seed
Waitlist Hits 250 - Pre-sales Began
Nationwide Beta Testing
Sign Up 500 Companies & 4000 Invoices
Alpha MVP Built & Deployed
Contractor Demos & Price Validation
Crowdfund Begun - $122K Raised So Far
General Launch Frank Estimator & Invoicing

With just a portion of those funds, we have built and deployed a full working prototype at our contracting partner company, conducted extensive research to determine pricing and viability, designed the user experience, and have begun engineering a market-ready product.

This round of funding will allow us to drastically increase our engineering pace and put us in position to acquire 500 customers by launch.*

**These are forward-looking projections that cannot be guaranteed.*





REPLACE CABINETRY
$12,400
8 weeks
NEW COOKTOP
$540
Size 30inch
Material Stainless Steel
Brand Wolf
Color Silver
INSTALL SINK FIXTURES
$875
1/2 day
thank you!
CONTACT INFO
Zach Schlossberg
zach@frank.build
www.frank-app.com

Downloads



Frank Explainer Video.mp4